                                                              File No. 1-16681

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549

                                 FORM U-3A-2

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           THE LACLEDE GROUP, INC.
                              (name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Laclede Group, Inc., a Missouri corporation incorporated October 18, 2000, is a holding company that directly or indirectly holds interests in the following subsidiaries, each of whom is organized under the laws of the State of Missouri, except for SM&P Utility Resources, Inc., acquired January 28, 2002 and incorporated under the laws of the State of Indiana:

           a. Laclede Gas Company, a public utility that was incorporated in 1857. Its service area includes the City of St. Louis, St. Louis County, the City of St. Charles and parts of St. Charles County, and parts of Jefferson, Franklin, St. Francois, Ste. Genevieve, Iron, Madison and Butler Counties, all in Missouri.

           b. Laclede Pipeline Company, which operates a propane pipeline that connects Laclede Gas' propane storage facilities in St. Louis County, Missouri to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet the peak demands on its distribution system.

           c. Laclede Investment LLC, which invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

           d. Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment, which engages in non-utility efforts to market natural gas and related activities.

           e. Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, which is a registered insurance agency in the State of Missouri.

           f. Laclede Development Company, which participates in real estate developments, primarily through joint ventures.


           g. Laclede Venture Corp., a wholly owned subsidiary of Laclede Development, which offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas for use in vehicles.

           h. SM&P Utility Resources, Inc., which is in the underground locating and marking service business.

In accordance with the provisions of FIN 46R, the claimant determined that Laclede Capital Trust I is a variable interest entity and Laclede Group is not the primary beneficiary of the Trust. Accordingly the Trust was deconsolidated during the quarter ended March 31, 2004.

            The business address of the claimant and each of its subsidiaries, except Laclede Energy Resources, Inc. and SM&P Utility Resources, Inc., is:

                 720 Olive Street
                 St. Louis, MO 63101

           The business address of Laclede Energy Resources, Inc. is:

                 68 N. Elam
                 St. Louis, MO 63088

           The business address of SM&P Utility Resources, Inc. is:

                 13085 Hamilton Crossing Blvd., Suite 200
                 Carmel, IN  46032

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Claimant's properties consist primarily of the utility properties of Laclede Gas. Laclede Gas' properties consist primarily of natural gas distribution systems and related facilities and local offices all in the State of Missouri. As of December 31, 2004, Laclede Gas had a natural gas storage field in Missouri designed to provide annual withdrawals of approximately 5.5 million MMBtus of gas based on the inventory level that Laclede Gas plans to maintain; a contractual right to store approximately
23.1 Bcf of natural gas in Louisiana and a liquefied propane storage cavern that has a natural gas equivalent of approximately 3 Bcf.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies.

         (a.) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               73,718,371 Mcf.

                                     2


         (b.) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None

         (c.) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              14,668,171 Mcf

         (d.) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              91,708,437 Mcf.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a.) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         (b.) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         (c.) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                     3


         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None                               None

         (d.) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None

         (e.) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         CLAIMANT                           SUBSIDIARY
         --------                           ----------
         The Laclede Group, Inc.            Laclede Gas Company

         None.                              None.

                                  EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                                     4




         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.

                                              The Laclede Group, Inc.



                                              By: /s/ Barry C. Cooper
                                                 ---------------------------
                                              Name: Barry C. Cooper
                                                   -------------------------
                                              Title: Chief Financial Officer
                                                    ------------------------

Corporate Seal
Attest:

Mary C. Kullman
--------------------






Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Mary C. Kullman
                             Corporate Secretary
                              720 Olive Street
                                  Room 1517
                             St. Louis, MO 63101


                                  EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                    None.

                                     5


                                        THE LACLEDE GROUP, INC, AND SUBSIDIARY COMPANIES
                                                    CONSOLIDATING BALANCE SHEETS
                                                         DECEMBER 31, 2004
                                                            (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)



                                                                                                                     Laclede
                                                             The Laclede        Laclede          SM&P Utility        Pipeline
                                                             Group, Inc.      Gas Company       Resources, Inc.      Company
                          ASSETS                             -----------      -----------       ---------------      --------

Utility Plant                                                 $      -         $1,080,755          $     -            $    -
  Less: Accumulated depreciation and
   amortization                                                      -            427,484                -                 -
                                                              --------         ----------          -------            ------
  Net Utility Plant                                                  -            653,271                -                 -
                                                              --------         ----------          -------            ------
Goodwill                                                             -                  -           28,124                 -
                                                              --------         ----------          -------            ------
Other Property and Investments                                 406,337             32,090            6,385             2,917
                                                              --------         ----------          -------            ------
Current Assets:
  Cash and cash equivalents                                     13,127              3,698            1,479             4,348
  Notes receivable                                               6,000                  -            7,317             1,284
  Accounts receivable:
    Gas customers - billed and unbilled                              -            178,286                -                 -
    Other                                                        7,727             12,289           14,643                 -
    Allowance for doubtful accounts                                  -             (8,027)             (36)                -
  Inventories:
    Natural gas stored underground at LIFO
     cost                                                            -            120,452                -                 -
    Propane gas at FIFO cost                                         -             20,060                -                 -
    Materials, supplies, and merchandise at avg. cost                -              5,128                -               126
  Derivative instrument assets                                       -              7,759                -                 -
  Unamortized purchased gas adjustments                              -             15,836                -                 -
  Deferred income taxes                                              -             12,296                -                 -
  Prepayments and other                                              -              5,398            1,434                 -
                                                              --------         ----------          -------            ------
      Total Current Assets                                      26,854            373,175           24,837             5,758
                                                              --------         ----------          -------            ------

Deferred Charges:
  Prepaid pension cost                                               -             89,659                -                 -
  Regulatory assets                                                  -            109,410                -                 -
  Other                                                          1,677              9,895                -                 -
                                                              --------         ----------          -------            ------
      Total Deferred Charges                                     1,677            208,964                -                 -
                                                              --------         ----------          -------            ------
Total Assets                                                  $434,868         $1,267,500          $59,346            $8,675
                                                              ========         ==========          =======            ======

              CAPITALIZATION AND LIABILITIES

Capitalization:
  Common stock and paid-in capital                            $138,190         $  137,065          $43,139            $  300
  Retained earnings                                            229,951            202,389           (1,035)            4,165
  Accumulated other comprehensive income (loss)                      -               (371)               -                 -
                                                              --------         ----------          -------            ------
      Total common stock equity                                368,141            339,083           42,104             4,465
  Redeemable preferred stock (less current sinking
   fund requirements) - Laclede Gas                                  -              1,108                -                 -
  Long-term debt to unconsolidated affiliate trust              46,400                  -                -                 -
  Long-term debt - Laclede Gas                                       -            333,962                -                 -
                                                              --------         ----------          -------            ------
      Total Capitalization                                     414,541            674,153           42,104             4,465
                                                              --------         ----------          -------            ------

Current Liabilities:
  Notes payable                                                 12,970            177,300                -                 -
  Accounts payable                                               2,516             81,646            2,829             4,299
  Advance customer billings                                          -             21,195                -                 -
  Current portion of preferred stock                                 -                145                -                 -
  Wages and compensation accrued                                     -             12,207            3,095                 -
  Dividends payable                                              7,148              7,251                -                 -
  Customer deposits                                                  -             11,170                -                 -
  Interest accrued                                                 298              5,327                -                 -
  Taxes accrued                                                 (2,595)            22,832             (489)             (211)
  Other                                                              8              3,900            8,359                 -
                                                              --------         ----------          -------            ------
      Total Current Liabilities                                 20,345            342,973           13,794             4,088
                                                              --------         ----------          -------            ------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                            (18)           200,854            2,602               122
  Unamortized investment tax credits                                 -              4,944                -                 -
  Pension and postretirement benefit costs                           -             20,355                -                 -
  Regulatory liabilities                                             -              2,725                -                 -
  Other                                                              -             21,496              846                 -
                                                              --------         ----------          -------            ------
      Total Deferred Credits and Other
       Liabilities                                                 (18)           250,374            3,448               122
                                                              --------         ----------          -------            ------
Total Capitalization and Liabilities                          $434,868         $1,267,500          $59,346            $8,675
                                                              ========         ==========          =======            ======

                                                                                                                    The Laclede
                                                                Laclede         Laclede                           Group, Inc. and
                                                              Development     Investment,                           Subsidiary
                                                                Company           LLC          Eliminations          Companies
                          ASSETS                              -----------     -----------      ------------       ---------------

Utility Plant                                                   $    -          $     -          $       -          $1,080,755
  Less: Accumulated depreciation and
   amortization                                                      -                -                  -             427,484
                                                                ------          -------          ---------          ----------
  Net Utility Plant                                                  -                -                  -             653,271
                                                                ------          -------          ---------          ----------
Goodwill                                                             -                -                  -              28,124
                                                                ------          -------          ---------          ----------
Other Property and Investments                                   4,617              748           (404,936)             48,158
                                                                ------          -------          ---------          ----------
Current Assets:
  Cash and cash equivalents                                         75              914                  -              23,641
  Notes receivable                                               4,369                -            (18,970)                  -
  Accounts receivable:
    Gas customers - billed and unbilled                              -                -                  -             178,286
    Other                                                            -           48,963            (10,273)             73,349
    Allowance for doubtful accounts                                  -             (351)                 -              (8,414)
  Inventories:
    Natural gas stored underground at LIFO
     cost                                                            -               50                  -             120,502
    Propane gas at FIFO cost                                         -                -                  -              20,060
    Materials, supplies, and merchandise at avg. cost                -                -                  -               5,254
  Derivative instrument assets                                       -            1,648                                  9,407
  Unamortized purchased gas adjustments                              -                -                  -              15,836
  Deferred income taxes                                              -                -                  -              12,296
  Prepayments and other                                             44            7,910                  -              14,786
                                                                ------          -------          ---------          ----------
      Total Current Assets                                       4,488           59,134            (29,243)            465,003
                                                                ------          -------          ---------          ----------

Deferred Charges:
  Prepaid pension cost                                               -                -                  -              89,659
  Regulatory assets                                                  -                -                  -             109,410
  Other                                                             26                -                  -              11,598
                                                                ------          -------          ---------          ----------
      Total Deferred Charges                                        26                -                  -             210,667
                                                                ------          -------          ---------          ----------
Total Assets                                                    $9,131          $59,882          $(434,179)         $1,405,223
                                                                ======          =======          =========          ==========

              CAPITALIZATION AND LIABILITIES

Capitalization:
  Common stock and paid-in capital                              $6,211          $ 9,141          $(195,850)         $  138,196
  Retained earnings                                              2,113            1,454           (209,086)            229,951
  Accumulated other comprehensive income (loss)                      -              732                  -                 361
                                                                ------          -------          ---------          ----------
      Total common stock equity                                  8,324           11,327           (404,936)            368,508
  Redeemable preferred stock (less current sinking
   fund requirements) - Laclede Gas                                  -                -                  -               1,108
  Long-term debt to unconsolidated affiliate trust                   -                -                                 46,400
  Long-term debt - Laclede Gas                                       -                -                  -             333,962
                                                                ------          -------          ---------          ----------
      Total Capitalization                                       8,324           11,327           (404,936)            749,978
                                                                ------          -------          ---------          ----------

Current Liabilities:
  Notes payable                                                      -            6,000            (18,970)            177,300
  Accounts payable                                                  65           41,533             (3,125)            129,763
  Advance customer billings                                          -                -                  -              21,195
  Current portion of preferred stock                                 -                -                  -                 145
  Wages and compensation accrued                                     -                -                  -              15,302
  Dividends payable                                                  -                -             (7,148)              7,251
  Customer deposits                                                  -                -                  -              11,170
  Interest accrued                                                   -                -                  -               5,625
  Taxes accrued                                                     45              946                  -              20,528
  Other                                                              -              371                  -              12,638
                                                                ------          -------          ---------          ----------
      Total Current Liabilities                                    110           48,850            (29,243)            400,917
                                                                ------          -------          ---------          ----------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                            649             (339)                 -             203,870
  Unamortized investment tax credits                                 -                -                  -               4,944
  Pension and postretirement benefit costs                           -                -                  -              20,355
  Regulatory liabilities                                             -                -                  -               2,725
  Other                                                             48               44                  -              22,434
                                                                ------          -------          ---------          ----------
      Total Deferred Credits and Other
       Liabilities                                                 697             (295)                 -             254,328
                                                                ------          -------          ---------          ----------
Total Capitalization and Liabilities                            $9,131          $59,882          $(434,179)         $1,405,223
                                                                ======          =======          =========          ==========


                                     6


                                         THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                                    CONSOLIDATING BALANCE SHEETS
                                                         DECEMBER 31, 2004
                                                            (UNAUDITED)
                                                       (THOUSANDS OF DOLLARS)

                                                                                                                      Laclede
                                                             Laclede                                                Development
                                                           Development       Laclede Venture                          Company
                                                             Company           Corporation        Eliminations      Consolidated
                                                           -----------       ---------------      ------------      ------------
                         ASSETS
Utility Plant                                                $     -             $     -            $     -            $    -
  Less: Accumulated depreciation and
   amortization                                                    -                   -                  -                 -
                                                             -------             -------            -------            ------
  Net Utility Plant                                                -                   -                  -                 -
                                                             -------             -------            -------            ------
Goodwill                                                           -                   -                  -                 -
                                                             -------             -------            -------            ------
Other Property and Investments                                 5,262               1,040             (1,685)            4,617
                                                             -------             -------            -------            ------
Current Assets:
  Cash and cash equivalents                                        1                  74                  -                75
  Notes receivable                                             4,831                 515               (977)            4,369
  Accounts receivable:
    Gas customers - billed and unbilled                            -                   -                  -                 -
    Other                                                          -                   -                  -                 -
    Allowance for doubtful accounts                                -                   -                  -                 -
  Inventories:
    Natural gas stored underground at LIFO
     cost                                                          -                   -                  -                 -
    Propane gas at FIFO cost                                       -                   -                  -                 -
    Materials, supplies, and merchandise at avg. cost              -                   -                  -                 -
  Derivative instrument assets                                     -                   -                  -                 -
  Unamortized purchased gas adjustments                            -                   -                  -                 -
  Deferred income taxes                                            -                   -                  -                 -
  Prepayments and other                                           44                   -                  -                44
                                                             -------             -------            -------            ------
      Total Current Assets                                     4,876                 589               (977)            4,488
                                                             -------             -------            -------            ------

Deferred Charges:
  Prepaid pension cost                                             -                   -                  -                 -
  Regulatory assets                                                -                   -                  -                 -
  Other                                                            -                  26                  -                26
                                                             -------             -------            -------            ------
      Total Deferred Charges                                       -                  26                  -                26
                                                             -------             -------            -------            ------
Total Assets                                                 $10,138             $ 1,655            $(2,662)           $9,131
                                                             =======             =======            =======            ======

            CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock and paid-in capital                           $ 6,211             $ 1,685            $(1,685)           $6,211
  Retained earnings                                            3,468              (1,355)                 -             2,113
  Accumulated other comprehensive income (loss)                    -                   -                  -                 -
                                                             -------             -------            -------            ------
      Total common stock equity                                9,679                 330             (1,685)            8,324
  Redeemable preferred stock (less current sinking
   fund requirements) - Laclede Gas                                -                   -                                    -
  Long-term debt to unconsolidated affiliate trust                 -                   -                  -                 -
  Long-term debt - Laclede Gas                                     -                   -                  -                 -
                                                             -------             -------            -------            ------
      Total Capitalization                                     9,679                 330             (1,685)            8,324
                                                             -------             -------            -------            ------

Current Liabilities:
  Notes payable                                                    -                 977               (977)                -
  Accounts payable                                                23                  42                  -                65
  Advance customer billings                                        -                   -                  -                 -
  Current portion of preferred stock                               -                   -                  -                 -
  Wages and compensation accrued                                   -                   -                  -                 -
  Dividends payable                                                -                   -                  -                 -
  Customer deposits                                                -                   -                  -                 -
  Interest accrued                                                 -                   -                  -                 -
  Taxes accrued                                                   81                 (36)                 -                45
  Other                                                            -                   -                  -                 -
                                                             -------             -------            -------            ------
      Total Current Liabilities                                  104                 983               (977)              110
                                                             -------             -------            -------            ------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                          355                 294                  -               649
  Unamortized investment tax credits                               -                   -                  -                 -
  Pension and postretirement benefit costs                         -                   -                  -                 -
  Regulatory liabilities                                           -                   -                  -                 -
  Other                                                            -                  48                  -                48
                                                             -------             -------            -------            ------
      Total Deferred Credits and Other
       Liabilities                                               355                 342                  -               697
                                                             -------             -------            -------            ------
Total Capitalization and Liabilities                         $10,138             $ 1,655            $(2,662)           $9,131
                                                             =======             =======            =======            ======

                                                                           Laclede       Laclede Gas                    Laclede
                                                          Laclede          Energy          Family                    Investment LLC
                                                       Investment LLC  Resources, Inc.  Services, Inc.  Eliminations  Consolidated
                                                       --------------  ---------------  --------------  ------------ --------------
                         ASSETS
Utility Plant                                             $      -         $     -          $    -         $      -      $     -
  Less: Accumulated depreciation and
   amortization                                                  -               -               -                -            -
                                                          --------         -------          ------         --------      -------
  Net Utility Plant                                              -               -               -                -            -
                                                          --------         -------          ------         --------      -------
Goodwill                                                         -               -               -                -            -
                                                          --------         -------          ------         --------      -------
Other Property and Investments                               8,022           1,951               -           (9,225)         748
                                                          --------         -------          ------         --------      -------
Current Assets:
  Cash and cash equivalents                                      -             845              69                -          914
  Notes receivable                                               -               -           7,652           (7,652)           -
  Accounts receivable:
    Gas customers - billed and unbilled                          -               -               -                -            -
    Other                                                        3          48,958               2                -       48,963
    Allowance for doubtful accounts                              -            (351)              -                -         (351)
  Inventories:
    Natural gas stored underground at LIFO
     cost                                                        -              50               -                -           50
    Propane gas at FIFO cost                                     -               -               -                -            -
    Materials, supplies, and merchandise at avg. cost            -               -               -                -            -
  Derivative instrument assets                                   -           1,648               -                -        1,648
  Unamortized purchased gas adjustments                          -               -               -                -            -
  Deferred income taxes                                          -               -               -                -            -
  Prepayments and other                                          -           7,910               -                -        7,910
                                                          --------         -------          ------         --------      -------
      Total Current Assets                                       3          59,060           7,723           (7,652)      59,134
                                                          --------         -------          ------         --------      -------

Deferred Charges:
  Prepaid pension cost                                           -               -               -                -            -
  Regulatory assets                                              -               -               -                -            -
  Other                                                          -               -               -                -            -
                                                          --------         -------          ------         --------      -------
      Total Deferred Charges                                     -               -               -                -            -
                                                          --------         -------          ------         --------      -------
Total Assets                                              $  8,025         $61,011          $7,723         $(16,877)     $59,882
                                                          ========         =======          ======         ========      =======

            CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock and paid-in capital                        $ 10,892         $ 7,273          $  201         $ (9,225)     $ 9,141
  Retained earnings                                        (12,608)          6,856           7,206                -        1,454
  Accumulated other comprehensive income (loss)                  -             732               -                -          732
                                                          --------         -------          ------         --------      -------
      Total common stock equity                             (1,716)         14,861           7,407           (9,225)      11,327
  Redeemable preferred stock (less current sinking
   fund requirements) - Laclede Gas                              -               -               -                -            -
  Long-term debt to unconsolidated affiliate trust               -               -               -                -            -
  Long-term debt - Laclede Gas                                   -               -               -                -            -
                                                          --------         -------          ------         --------      -------
      Total Capitalization                                  (1,716)         14,861           7,407           (9,225)      11,327
                                                          --------         -------          ------         --------      -------

Current Liabilities:
  Notes payable                                              9,796           3,634             222           (7,652)       6,000
  Accounts payable                                               4          41,508              21                -       41,533
  Advance customer billings                                      -               -               -                -            -
  Current portion of preferred stock                             -               -               -                -            -
  Wages and compensation accrued                                 -               -               -                -            -
  Dividends payable                                              -               -               -                -            -
  Customer deposits                                              -               -               -                -            -
  Interest accrued                                               -               -               -                -            -
  Taxes accrued                                                (59)            976              29                -          946
  Other                                                          -             371               -                -          371
                                                          --------         -------          ------         --------      -------
      Total Current Liabilities                              9,741          46,489             272           (7,652)      48,850
                                                          --------         -------          ------         --------      -------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                          -            (339)              -                -         (339)
  Unamortized investment tax credits                             -               -               -                -            -
  Pension and postretirement benefit costs                       -               -               -                -            -
  Regulatory liabilities                                         -               -               -                -            -
  Other                                                          -               -              44                -           44
                                                          --------         -------          ------         --------      -------
      Total Deferred Credits and Other
       Liabilities                                               -            (339)             44                -         (295)
                                                          --------         -------          ------         --------      -------
Total Capitalization and Liabilities                      $  8,025         $61,011          $7,723         $(16,877)     $59,882
                                                          ========         =======          ======         ========      =======

                                     7



                                       THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                              CONSOLIDATING STATEMENTS OF INCOME
                                                      DECEMBER 31, 2004
                                                         (UNAUDITED)
                                                    (THOUSANDS OF DOLLARS)


                                                                                                                  Laclede
                                                           The Laclede        Laclede         SM&P Utility        Pipeline
                                                           Group, Inc.      Gas Company      Resources, Inc.      Company
                                                           -----------      -----------      ---------------      --------
Operating Revenues:
  Regulated
    Gas distribution                                         $     -         $898,808          $      -           $    -
  Non-Regulated
    Services                                                       -                -           112,677                -
    Gas marketing                                                  -                -                 -                -
    Other                                                          -            2,525                 -            8,018
                                                             -------         --------          --------           ------
      Total Operating Revenues                                     -          901,333           112,677            8,018
                                                             -------         --------          --------           ------
Operating Expenses:
  Regulated
    Natural and propane gas                                        -          606,840                 -                -
    Other operation expenses                                       -          123,038                 -                -
    Maintenance                                                    -           18,490                 -                -
    Depreciation and amortization                                  -           22,032                 -                -
    Taxes, other than income taxes                                 -           61,068                 -                -
                                                             -------         --------          --------           ------
      Total regulated operating expenses                           -          831,468                 -                -
  Non-Regulated
    Services                                                       -                -           106,072                -
    Gas marketing                                                  -                -                 -                -
    Other                                                       (105)           2,431                 -            7,734
                                                             -------         --------          --------           ------
      Total Operating Expenses                                  (105)         833,899           106,072            7,734
                                                             -------         --------          --------           ------
Operating Income                                                 105           67,434             6,605              284
                                                             -------         --------          --------           ------
Other Income and (Income Deductions) - Net                       629            3,474                37               18
                                                             -------         --------          --------           ------
Equity Income in Subsidiaries                                 35,920                -                 -                -
                                                             -------         --------          --------           ------
Interest Charges:
  Interest on long-term debt                                       -           23,104                 -                -
  Interest on long-term debt to unconsolidated
   affiliate trust                                               278                -             3,292                -
  Other interest charges                                         195            3,067               158                6
                                                             -------         --------          --------           ------
      Total Interest Charges                                     473           26,171             3,450                6
                                                             -------         --------          --------           ------
Income (Loss) Before Income Taxes                             36,181           44,737             3,192              296
Income Tax Expense                                                99           14,792             1,374              110
                                                             -------         --------          --------           ------
Net Income (Loss)                                             36,082           29,945             1,818              186
Dividends on Redeemable Preferred Stock - Laclede Gas              -               61                 -                -
                                                             -------         --------          --------           ------
Net Income (Loss) Applicable to Common Stock                 $36,082         $ 29,884          $  1,818           $  186
                                                             =======         ========          ========           ======

                                                                                                              The Laclede
                                                             Laclede          Laclede                       Group, Inc. and
                                                           Development      Investment,                       Subsidiary
                                                             Company            LLC         Eliminations       Companies
                                                           -----------      -----------     ------------    ---------------
Operating Revenues:
  Regulated
    Gas distribution                                           $  -         $      -          $      -        $  898,808
  Non-Regulated
    Services                                                      -                -                 -           112,677
    Gas marketing                                                 -          337,524                 -           337,524
    Other                                                       480              136                              11,159
                                                               ----         --------          --------        ----------
      Total Operating Revenues                                  480          337,660                 -         1,360,168
                                                               ----         --------          --------        ----------
Operating Expenses:
  Regulated
    Natural and propane gas                                       -                -                 -           606,840
    Other operation expenses                                      -                -                 -           123,038
    Maintenance                                                   -                -                 -            18,490
    Depreciation and amortization                                 -                -                 -            22,032
    Taxes, other than income taxes                                -                -                 -            61,068
                                                               ----         --------          --------        ----------
      Total regulated operating expenses                          -                -                 -           831,468
  Non-Regulated
    Services                                                      -                -                 -           106,072
    Gas marketing                                                 -          330,892                             330,892
    Other                                                       397              147                 -            10,604
                                                               ----         --------          --------        ----------
      Total Operating Expenses                                  397          331,039                 -         1,279,036
                                                               ----         --------          --------        ----------
Operating Income                                                 83            6,621                 -            81,132
                                                               ----         --------          --------        ----------
Other Income and (Income Deductions) - Net                       56               57              (521)            3,750
                                                               ----         --------          --------        ----------
Equity Income in Subsidiaries                                     -                -           (35,920)                -
                                                               ----         --------          --------        ----------
Interest Charges:
  Interest on long-term debt                                      -                -                 -            23,104
  Interest on long-term debt to unconsolidated
   affiliate trust                                                -                -                               3,570
  Other interest charges                                          7              207              (521)            3,119
                                                               ----         --------          --------        ----------
      Total Interest Charges                                      7              207              (521)           29,793
                                                               ----         --------          --------        ----------
Income (Loss) Before Income Taxes                               132            6,471           (35,920)           55,089
Income Tax Expense                                               74            2,497                 -            18,946
                                                               ----         --------          --------        ----------
Net Income (Loss)                                                58            3,974           (35,920)           36,143
Dividends on Redeemable Preferred Stock - Laclede Gas             -                -                 -                61
                                                               ----         --------          --------        ----------
Net Income (Loss) Applicable to Common Stock                   $ 58         $  3,974          $(35,920)       $   36,082
                                                               ====         ========          ========        ==========

                                     8


                                      THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                            CONSOLIDATING STATEMENTS OF INCOME
                                                      DECEMBER 31, 2004
                                                         (UNAUDITED)
                                                    (THOUSANDS OF DOLLARS)


                                                                                                                Laclede
                                                                 Laclede                                      Development
                                                               Development   Laclede Venture                    Company
                                                                 Company       Corporation     Eliminations   Consolidated
                                                               -----------   ---------------   ------------   ------------
Operating Revenues:
  Regulated
    Gas distribution                                              $  -             $  -           $  -           $  -
  Non-Regulated
    Services                                                         -                -              -              -
    Gas marketing                                                    -                -              -              -
    Other                                                          105              375              -            480
                                                                  ----             ----           ----           ----
      Total Operating Revenues                                     105              375              -            480
                                                                  ----             ----           ----           ----
Operating Expenses:
  Regulated
    Natural and propane gas                                          -                -              -              -
    Other operation expenses                                         -                -              -              -
    Maintenance                                                      -                -              -              -
    Depreciation and amortization                                    -                -              -              -
    Taxes, other than income taxes                                   -                -              -              -
                                                                  ----             ----           ----           ----
      Total regulated operating expenses                             -                -              -              -
  Non-Regulated
    Services                                                         -                -              -              -
    Gas marketing                                                    -                -              -              -
    Other                                                          117              280              -            397
                                                                  ----             ----           ----           ----
      Total Operating Expenses                                     117              280              -            397
                                                                  ----             ----           ----           ----
Operating Income (Loss)                                            (12)              95              -             83
                                                                  ----             ----           ----           ----
Other Income and (Income Deductions) - Net                          74                7            (25)            56
                                                                  ----             ----           ----           ----
Interest Charges:
  Interest on long-term debt                                         -                -              -              -
  Interest on long-term debt to unconsolidated
   affiliate trust                                                   -                -              -              -
  Other interest charges                                             4               28            (25)             7
                                                                  ----             ----           ----           ----
      Total Interest Charges                                         4               28            (25)             7
                                                                  ----             ----           ----           ----
Income (Loss) Before Income Taxes                                   58               74              -            132
Income Tax Expense (Benefit)                                        54               20              -             74
                                                                  ----             ----           ----           ----
Net Income (Loss)                                                    4               54              -             58
Dividends on Redeemable Preferred Stock - Laclede Gas                -                -              -              -
                                                                  ----             ----           ----           ----
Net Income (Loss) Applicable to Common Stock                      $  4             $ 54           $  -           $ 58
                                                                  ====             ====           ====           ====



                                                                          Laclede       Laclede Gas                    Laclede
                                                         Laclede          Energy          Family                    Investment LLC
                                                      Investment LLC  Resources, Inc.  Services, Inc.  Eliminations  Consolidated
                                                      --------------  ---------------  --------------  ------------ --------------
Operating Revenues:
  Regulated
    Gas distribution                                      $   -          $      -           $  -          $   -        $      -
  Non-Regulated
    Services                                                  -                 -              -              -               -
    Gas marketing                                             -           337,524              -              -         337,524
    Other                                                     6                 -            130              -             136
                                                          -----          --------           ----          -----        --------
      Total Operating Revenues                                6           337,524            130              -         337,660
                                                          -----          --------           ----          -----        --------
Operating Expenses:
  Regulated
    Natural and propane gas                                   -                 -              -              -               -
    Other operation expenses                                  -                 -              -              -               -
    Maintenance                                               -                 -              -              -               -
    Depreciation and amortization                             -                 -              -              -               -
    Taxes, other than income taxes                            -                 -              -              -               -
                                                          -----          --------           ----          -----        --------
      Total regulated operating expenses                      -                 -              -              -               -
  Non-Regulated
    Services                                                  -                 -              -              -               -
    Gas marketing                                             -           330,892              -              -         330,892
    Other                                                    28                 -            119              -             147
                                                          -----          --------           ----          -----        --------
      Total Operating Expenses                               28           330,892            119              -         331,039
                                                          -----          --------           ----          -----        --------
Operating Income (Loss)                                     (22)            6,632             11              -           6,621
                                                          -----          --------           ----          -----        --------
Other Income and (Income Deductions) - Net                    2                55            315           (315)             57
                                                          -----          --------           ----          -----        --------
Interest Charges:
  Interest on long-term debt                                  -                 -              -              -               -
  Interest on long-term debt to unconsolidated
   affiliate trust                                            -                 -              -              -               -
  Other interest charges                                    408               104             10           (315)            207
                                                          -----          --------           ----          -----        --------
      Total Interest Charges                                408               104             10           (315)            207
                                                          -----          --------           ----          -----        --------
Income (Loss) Before Income Taxes                          (428)            6,583            316              -           6,471
Income Tax Expense (Benefit)                               (164)            2,539            122              -           2,497
                                                          -----          --------           ----          -----        --------
Net Income (Loss)                                          (264)            4,044            194              -           3,974
Dividends on Redeemable Preferred Stock - Laclede Gas         -                 -              -              -               -
                                                          -----          --------           ----          -----        --------
Net Income (Loss) Applicable to Common Stock              $(264)         $  4,044           $194          $   -        $  3,974
                                                          =====          ========           ====          =====        ========

                                     9


                                        THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                          STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                                        DECEMBER 31, 2004
                                                           (UNAUDITED)
                                                      (THOUSANDS OF DOLLARS)


                                                                                                                       Laclede
                                                      The Laclede              Laclede            SM&P Utility         Pipeline
                                                      Group, Inc.            Gas Company         Resources, Inc.       Company
                                                      -----------            -----------         ---------------       --------
Balance at Beginning of Year                            $221,797              $200,433              $ (2,853)           $3,979

Add - Net Income, per statements                          36,082                29,884                 1,818               186
                                                        --------              --------              --------            ------
                                        Total            257,879               230,317                (1,035)            4,165
                                                        --------              --------              --------            ------
Deduct - Cash Dividends Declared:
  Common stock                                            27,928                27,928                     -                 -
  Charges to Retained Earnings                                 -                     -                     -                 -
                                                        --------              --------              --------            ------
                                        Total             27,928                27,928                     -                 -
                                                        --------              --------              --------            ------
Balance at End of Year                                  $229,951              $202,389              $ (1,035)           $4,165
                                                        ========              ========              ========            ======


                                                                                                                 The Laclede
                                                         Laclede             Laclede                           Group, Inc. and
                                                       Development         Investment,                            Subsidiary
                                                         Company              LLC           Eliminations          Companies
                                                       -----------         -----------      ------------       ---------------
Balance at Beginning of Year                              $2,055            $(2,520)         $(201,094)           $221,797

Add - Net Income, per statements                              58              3,974            (35,920)             36,082
                                                          ------            -------          ---------            --------
                                        Total              2,113              1,454           (237,014)            257,879
                                                          ------            -------          ---------            --------
Deduct - Cash Dividends Declared:
  Common stock                                                 -                  -            (27,928)             27,928
  Charges to Retained Earnings                                 -                  -                  -                   -
                                                          ------            -------          ---------            --------
                                        Total                  -                  -            (27,928)             27,928
                                                          ------            -------          ---------            --------
Balance at End of Year                                    $2,113            $ 1,454          $(209,086)           $229,951
                                                          ======            =======          =========            ========

                                     10


                                            THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
                                             STATEMENT OF CONSOLIDATING RETAINED EARNINGS
                                                             DECEMBER 31, 2004
                                                                (UNAUDITED)
                                                           (THOUSANDS OF DOLLARS)

                                                                                                                  Laclede
                                                         Laclede                                                Development
                                                       Development       Laclede Venture                          Company
                                                         Company           Corporation      Eliminations        Consolidated
                                                       -----------       ---------------    ------------        ------------
Balance at Beginning of Year                              $3,464             $(1,409)           $ -                $2,055

Add - Net Income, per statements                               4                  54              -                    58
                                                          ------             -------            ---                ------
                                        Total              3,468              (1,355)             -                 2,113
                                                          ------             -------            ---                ------
Deduct - Cash Dividends Declared:
    Common stock                                               -                   -              -                     -
    Charges to Retained Earnings                               -                   -              -                     -
                                                          ------             -------            ---                ------
                                        Total                  -                   -              -                     -
                                                          ------             -------            ---                ------
Balance at End of Year                                    $3,468             $(1,355)           $ -                $2,113
                                                          ======             =======            ===                ======


                                                                          Laclede       Laclede Gas                     Laclede
                                                         Laclede          Energy          Family                     Investment LLC
                                                      Investment LLC  Resources, Inc.  Services, Inc.  Eliminations   Consolidated
                                                      --------------  ---------------  --------------  ------------  --------------
Balance at Beginning of Year                             $(12,344)         $2,812          $7,012           $ -         $(2,520)

Add - Net Income, per statements                             (264)          4,044             194             -           3,974
                                                         --------          ------          ------           ---          ------
                                        Total             (12,608)          6,856           7,206             -           1,454
                                                         --------          ------          ------           ---          ------
Deduct - Cash Dividends Declared:
    Common stock                                                -               -               -             -               -
    Charges to Retained Earnings                                -               -               -             -               -
                                                         --------          ------          ------           ---          ------
                                        Total                   -               -               -             -               -
                                                         --------          ------          ------           ---          ------
Balance at End of Year                                   $(12,608)         $6,856          $7,206           $ -          $1,454
                                                         ========          ======          ======           ===          ======

                                     11